UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 18, 2010**



CALPINE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 1000, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: **(713) 830-8775**

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 7.01 — REGULATION FD

On October 18, 2010, Calpine Corporation announced the pricing of $2.0 billion in aggregate principal amount of its 7.50% Senior Secured Notes due 2021 in a private placement. A copy of the press release is being furnished as Exhibit 99.1.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated October 18, 2010.*

_____

*   Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Kenneth A. Graves
        Kenneth A. Graves
        Vice President and Interim
        Chief Accounting Officer

Date: October 18, 2010

EXHIBIT INDEX

Exhibit No.	Description
99.1	Calpine Corporation Press Release dated October 18, 2010.*

_____
* Furnished herewith.

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Exhibit 99.1



CALPINE®
NYSE CPN

CONTACTS: **NEWS RELEASE**

Media Relations:
Norma F. Dunn
713-830-8883
norma.dunn@calpine.com

Investor Relations:
Andre Walker
713-830-8775
andrew@calpine.com

Calpine Corporation Announces Pricing of Senior Secured Notes Offering

(HOUSTON, Texas) – October 18, 2010 – Calpine Corporation (NYSE: CPN) today announced the pricing of $2.0 billion in aggregate principal amount of its 7.50% Senior Secured Notes due 2021 in a private placement. The offering is expected to close on October 22, 2010. Calpine Corporation intends to use the net proceeds from this offering to repay a portion of the term loan borrowings under its existing credit facility.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the U.S. without registration under the Securities Act or pursuant to an applicable exemption from such registration.

This announcement does not constitute an offer to sell, or the solicitation of offers to buy, any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Calpine

Founded in 1984, Calpine Corporation is a major U.S. power company, currently capable of delivering nearly 29,000 megawatts of clean, cost-effective, reliable and fuel-efficient power from its 93 operating plants to customers and communities in 21 states in the United States and Canada. Calpine Corporation is committed to helping meet the needs of an economy that demands more and cleaner sources of electricity. Calpine Corporation owns, leases and operates low-carbon, natural gas-fired and renewable geothermal power plants. Using advanced technologies, Calpine Corporation generates power in a reliable and environmentally responsible manner for the customers and communities it serves.

Forward-Looking Statements

This release contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will," "should," "estimate," "potential," "project" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and

-- more --

uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Please see the risks identified in this release or in Calpine Corporation's reports and registration statements filed with the Securities and Exchange Commission, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended Dec. 31, 2009, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010. These filings are available by visiting the Securities and Exchange Commission's Web site at www.sec.gov or Calpine Corporation's Web site at www.calpine.com. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements. Other than as required by law, Calpine Corporation undertakes no obligation to update any such statements, whether as a result of new information, future events, or otherwise.

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